SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 12, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	J. Nolan McWilliams
Loan Lauren P. Nguyen

Re:	Cooper-Standard Holdings Inc.
Registration Statement on Form S-3
Filed July 16, 2013
File No. 333-189981

Ladies and Gentlemen:

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are writing in response to the comment contained in the Staff’s comment letter dated August 8, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, File No. 333-189981, filed on July 16, 2013 (the “Registration Statement”).

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the response of the Company. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

The response to the Staff’s comment set forth in the Comment Letter is as follows:

General

1.	Please confirm your understanding that resales of shares issued as payment in-kind dividends are not covered by this registration statement. We note your disclosure in the carryover paragraph on pages 12-13. Alternatively, please register the payment in-kind dividend shares.

The Company confirms its understanding that resales of shares issued as payment-in-kind dividends are not covered by the Registration Statement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 12, 2013

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement updating certain information therein which is not related to the Comment Letter.

* * *

Should the Staff have further comments or require further information, or if any questions should arise in connection with the submission, please contact Kevin Blatchford (312) 853-2076.

Sincerely,

/s/ Kevin F. Blatchford
Kevin F. Blatchford

CC: Jeffrey S. Edwards